UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of 20 February 2014

ALLIED IRISH BANKS, public limited company

 Bankcentre, Ballsbridge, Dublin 4, Republic of Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release	20th February 2014

Allied Irish Banks, p.l.c. announces date for release of 2013 Annual Results

Allied Irish Banks, p.l.c. ("AIB") will publish its 2013 Annual Results at 07.00 GMT on Wednesday 5th March 2014.

-ENDS-

For further information please contact:

Niamh Hennessy
Media Relations Manager
AIB Bankcentre
Dublin
Tel: +353-1-7721382
email: niamh.n.hennessy@aib.ie

 ALLIED IRISH BANKS, p.l.c.

(Registrant)

Date: 20 Febraury 2014

By: ___________________

                                                                                                                                             Paul Stanley
              Acting Chief Financial Officer
       Allied Irish Banks, p.l.c.